Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS FISCAL FOURTH QUARTER AND

FULL YEAR 2024 RESULTS

HONG KONG – July 19, 2024 – Highway Holdings Limited (Nasdaq: HIHO) today reported results for the fiscal fourth quarter and fiscal year ended March 31, 2024. The Company notes that financial results are not comparable with results in prior years, as ongoing business uncertainties required it to take multiple provision charges.

For the fiscal 2024 fourth quarter, net sales were $1.4 million compared to $1.7 million in the year ago period, reflecting the ongoing negative impact of the COVID-19 pandemic and subsequent boom and bust period, which led to a sudden reduction in sales and inventory imbalance at the Company’s customers and a material decline in new orders. Gross profit was $26,000 compared to $263,000 in the year ago period. Net loss for the fiscal 2024 fourth quarter was $1.18 million, or $0.26 per diluted share, compared to a net loss of $1.13 million, or $0.28 per diluted share in the year ago period.

Net sales for fiscal year 2024 were $6.3 million compared to $10.2 million for the fiscal year 2023, reflecting the above noted negative impact of the COVID-19 pandemic. Gross profit for the fiscal year 2024 was $1.7 million with a gross margin of 27%, compared to $3.1 million and 30.7% percent for the fiscal year 2023. Net loss for the fiscal year 2024 was $959,000, or $0.22 per diluted share, compared with a net loss of $294,000, or $0.07 per diluted share, in the fiscal year 2023.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, said, “The decrease in sales for fourth quarter and fiscal year 2024 reflects the precipitous decline in demand from nearly all of our customers as their businesses were whipsawed during and after COVID-19, first by supply shortages, lock downs and logistical challenges followed by a worldwide loosening of COVID restrictions, which resulted in an immediate decrease in demand, highly inflated inventory levels, and further production disruptions. The complexities of this business situation and boom and bust period were unprecedented and are still being felt today. The severity of the impact on our business was increased due to the concentration of customers reliant upon the home and household products markets. To put this in perspective, we saw demand from customers suddenly decline for short time periods to almost zero, as they grappled with their own major business losses and increased inventory levels. As an OEM company, we have no recourse or fallback position – when customer businesses fall we fall with them. In the past, we have been able to mitigate the impact of market fluctuations with top tier customers. Unfortunately, with COVID-19, the severity of the business downturn was too great even for them to offset.”

“The impact of this boom and bust cycle continues to be felt throughout our industry worldwide, and directly impacts many of the customers we manufacture for in the home products space. Our primary focus remains on supporting our customers and reinforcing our financial stability. Being conservative, which such an extreme situation warrants, we established reserves for various contingencies, such as potential severance payments, allowances for expected credit losses, potential inventory write offs and tax provisions. Also during the year, due to the ongoing difficult business climate, we took an impairment loss for machines assets of $335,000 and $527,000 for use asset rights, which resulted in the unusually high loss for the fiscal year 2024. In total, about $2.45 million of such write offs and provisions were taken as mentioned above, in an effort to protect the Company from being caught in another extreme situation, which would damage our future expected recovery. These provisions, in combination with our strong cash position and having no debt, should provide our Company increased stability in the future.”

“As an OEM, the dramatic decline in demand and imbalance in inventory going into and coming out of COVID-19 have served as a stark reminder that we are not only completely dependent on our customers but in addition some of our customers also use us to balance out their business failures. This business reality is serving as a catalyst for us to work on the development of a second line of business with a greater sense of urgency in order to prevent – or mitigate the risks – of such an event from happening again. We also remain active on the M&A front. The planned and previously announced acquisition of Synova Metall- und Kunststofftechnik GmbH, a company in Germany, will be a significant strategic move if consummated .. Synova operates an OEM/ODM business in similar industries to ours, with a different but equally, high-quality customer base. In the wake of the current weak growth in the German economy, Synova’s business development has also weakened since the end of 2023. We have therefore decided to postpone the acquisition for the time being, and will revisit this opportunity once business performance has improved and we can project a positive outlook, as we have identified compelling synergies in our initial due diligence. Fortunately, we remain in a strong financial position with total equity of $6.6 million as of March 31, 2024, representing approximately $1.52 per diluted share, and are well-positioned for growth once the macro environment stabilizes and the effects of the post-COVID-19 boom and bust cycle subside.”

The Company reported a $198,000 currency exchange gain for the fiscal year 2024 compared with a $32,000 currency exchange gain in the fiscal year 2023. The currency exchange gain in the current year was mainly due to the weakened Kyat. The Company does not engage in currency exchange rate hedging, and the fluctuations in the exchange rate of the RMB and Kyat are expected to affect the Company’s future results. The Company received $248,000 in interest income due to a better fund arrangement with banks for fixed deposits to maximize interest income.

The Company’s cash balance at March 31, 2024 was approximately $6.6 million, or approximately $1.51 per diluted share. Total current assets at March 31, 2024, were $9.6 million, with working capital of $5.8 million and a current ratio of 2.5:1. Total accounts receivable at March 31, 2024 decreased to $1.2 million from $1.9 million in the fiscal year 2023, reflecting the decrease in net sales in the fourth quarter and fiscal year 2024.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, the political situation in Myanmar, relations between the U.S. and China, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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For further information, please contract :

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York office : +1-914-337-8801

Consolidated Statement of Income

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, (Audited)
	2024	2023	2024	2023
Net sales	$1,420	$1,695	$6,321	$10,242
Cost of sales	1,394	1,432	4,613	7,101
Gross profit	26	263	1,708	3,141
Selling, general and administrative expenses	749	1,488	2,477	3,618
Impairment of property, plant and equipment	335	-	335	-
Impairment of operating lease right of use assets	527	-	527	-
Operating income/(loss)	(1,585)	(1,225)	(1,631)	(477)

Non-operating items

Exchange gain/(loss), net	140	6	198	32
Interest income	92	52	248	87
Gain on disposal of assets	14	0	16	7
Other income	2	33	30	38
Total non-operating income / (expenses)	248	91	492	164

Share of profits / (loss) of equity investee	-	-	-	-
Net income/(loss) before income tax and non-controlling Interest	(1,337)	(1,134)	(1,139)	(313)
Income taxes	154	10	161	20
Net income/(loss) before non-controlling interests	(1,183)	(1,124)	(978)	(293)

Less: Net gain / (loss) attributable to non-controlling Interests	(1)	1	(19)	1
Net income/(loss) attributable to Highway Holdings Limited shareholders	$(1,182)	$(1,125)	$(959)	$(294)

Net income/(loss) per share:
Basic	$(0.26)	$(0.28)	$(0.22)	$(0.07)
Diluted	$(0.26)	$(0.28)	$(0.22)	$(0.07)

Weighted average number of shares outstanding:
Basic	4,474	4,087	4,373	4,070
Diluted	4,474	4,087	4,373	4,070

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	March 31,	March 31,
	2024	2023
Current assets:
Cash and cash equivalents	$6,601	$6,952
Accounts receivable, net of doubtful accounts	1,253	1,886
Inventories	1,566	1,413
Prepaid expenses and other current assets	226	406
Income tax recoverable	-	3
Total current assets	9,646	10,660

Property, plant, and equipment, (net)	-	401
Operating lease right-of-use assets	1,375	2,514
Long-term deposits	202	213
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$11,318	$13,883

Current liabilities:
Accounts payable	$935	$928
Operating lease liabilities, current	588	573
Accrual expenses and other liabilities	1,789	1,991
Income tax payable	480	568
Dividend payable	45	1
Total current liabilities	3,837	4,061

Long term liabilities:
Operating lease liabilities, non-current	803	1,482
Deferred income taxes	-	107
Long term accrued expenses	40	17
Total liabilities	4,680	5,667

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	44	41
Additional paid-in capital	12,117	12,003
Accumulated deficit	(5,015)	(3,396)
Accumulated other comprehensive income /(loss)	(501)	(444)
Non-controlling interest	(7)	12
Total equity	6,638	8,216
Total liabilities and shareholders’ equity	$11,318	$13,883

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